UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67126

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Singpoli Wealth Management, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

25 East Foothill Blvd
(No. and Street)

Arcadia	CA	91006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero	(212) 668-8700	mromero@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleav, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Ste 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Hong Ye, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Singpoli Wealth Management, LLC, as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Principal

[signature] See attachment
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 3 day of May, 20 22, by Howard Hong Ye, proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

JESSICA MEZA
Notary Public - California
Los Angeles County
Commission # 2378195
My Comm. Expires Oct 12, 2025

(Seal)

Signature Jessica

SINGPOLI WEALTH MANAGEMENT, LLC

FINANCIAL STATEMENT AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 31, 2022

SINGPOLI WEALTH MANAGEMENT, LLC

TABLE OF CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Singpoli Wealth Management LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Singpoli Wealth Management LLC (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Singpoli Wealth Management LLC as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Singpoli Wealth Management LLC's auditor since 2013.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 3, 2022

SINGPOLI WEALTH MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
March 31, 2022

ASSETS		
Cash and cash equivalents	$	25,061
Prepaid expenses		773
TOTAL ASSETS	$	25,834
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	9,650
TOTAL LIABILITIES		9,650
MEMBER'S EQUITY		16,184
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	25,834

The accompanying notes are an integral part of this financial statement.

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of New York that began business in April 2005. The Company is wholly owned by Singpoli Wealth Management Corporation ("the Parent"). The Company is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority, and the securities commissions of several states. The Company limits its business activities to retailing corporate equities, retailing mutual funds, and selling variable life insurance or annuities which are approved by FINRA.

Basis of Presentation: The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with maturity of ninety days or less to be cash and cash equivalents. The Company maintains its bank accounts in high credit quality institutions.

Revenue Recognition: The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. Revenues are recognized in accordance with accounting guidance when persuasive evidence of an arrangement exists, the performance obligation has been met, the fee is fixed or determinable, and collection is reasonably assured.

The Company's fee income is earned through retailing corporate equities, retailing mutual funds, and selling variable life insurance or annuities which are approved by FINRA. For the year ended March 31, 2022, no revenues were earned by the Company.

Income Taxes: The Company is taxed as a single member LLC, disregarded entity. Therefore, the income or losses of the Company flow through to its owner and no income taxes are recorded in the accompanying financial statements. The Company is no longer subject to examination by taxing authorities for the years prior to December 31, 2017.

Concentration of Credit Risk: The Company's cash is on deposit at one financial institution and the balance may at times exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Expense Sharing Arrangement: The Company entered into a one-year expense sharing agreement with the Parent in September 2015, which was extended upon maturity under the same terms. The new agreement took effect on April 1, 2021. This agreement permits the parent entity to assume certain indirect expenses of the broker/dealer until a revenue generating purpose exists. During the year April 1, 2021 through March 31, 2022 no revenues were generated. The broker/dealer assumed only expenses directly attributable to maintaining good standing with its regulators.

Recent Accounting Pronouncements:

Lease Accounting: In connection with new FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. During the fiscal year ending March 31, 2022, the Company did not maintain any leases in excess of a one-year term. As such, the Company did not have an obligation to record a right to use asset or an offsetting lease obligation. There was no impact to the Company's net capital.

NOTE B - NET CAPITAL

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On March 31, 2022, the Company had net capital of $15,411, which was $10,411 in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was .63 to 1.0.

NOTE C – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date through the report date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.